FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date November 21, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  November 21, 2006

NEWS RELEASE 06-29

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

TYLER RESOURCES CLOSES BROKERED FINANCING

Tyler Resources Inc. (“Tyler” or the “Company”) is pleased to announce that, pursuant to the previously announced brokered private placement financing with Jennings Capital Inc. (the “Agent”), the Company has sold 2,041 Units (“Units”) at CAD $980 per Unit for a aggregate gross proceeds of CAD$2,000,180.  Each Unit sold consists of a convertible debenture (a “Debenture”) having a face value of $1,000 and 500 warrants of the Company (each a “Series B Warrant”).  Each Series B Warrant will entitle the holder thereof to purchase one common share of the Company (each a “Common Share”) at a price of CAD$0.60 for a period of two years from the Closing Date (as hereinafter defined), subject to acceleration rights.

The Agent received a cash commission equal to 8.0% of the aggregate gross proceeds of the Offering and such number of warrants (the "Agent Warrants") as is equal to 8% of the aggregate number of Common Shares issuable upon conversion of the Debentures at the conversion price of CAD$0.55 (278,327 Agent Warrants), with each Agent Warrant entitling the holder thereof to acquire one Common Share at a price of CAD$0.55 per Common Share until May 21, 2008.  The Agent’s commission on the President’s list participation (255 Units for CAD $249,900) was equal to 4% cash and 4% Agent Warrants as described above.

 The securities issued in the Offering will be subject to a hold period until March 22, 2007 (“hold period”).  After the expiration of the hold period, the Company has the right to accelerate the expiry date of the Series B Warrants if the closing price of the Common Shares on the TSX Venture Exchange is equal to or greater than CAD$0.90 per Common Share for a period of 20 consecutive TSX Venture Exchange trading days,  In addition, at any time following the expiration of the hold period, the Company may accelerate the expiry date of the Series B Warrants by giving notice to the holders thereof and in such case the Series B Warrants will expire on the 30th day after the date on which such notice is given by the Company.

For a more detailed description of the terms of the Convertible Debenture please see our news release dated October 18, 2006.

Proceeds from the offering will be used to further the Company’s Bahuerachi project in Mexico and for working capital purposes.

News Release - November 21, 2006

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.